Mail Stop 3561

December 3, 2008

Mr. David Y. Chen
Chief Executive Officer and President
Green China Resources, Inc.
29 Level, Central Plaza
381 Huai Zong Road
Shanghai 200020, China

> **RE:** **Green China Resources, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **File No. 333-151842**
> **Filed November 17, 2008**
> **Shine Media Acquisition**
> **Form 10-K**
> **File No. 000-52234**
> **Filed March 31, 2008**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the company has indicated in its disclosure for the first time the possibility that it would repurchase up to $30,000,000 worth of its outstanding common stock. With a view to disclosure:

    a. Disclose any and all contacts between you, your officers, directors, or any party to the securities purchase agreement and any potential seller under this arrangement regarding the repurchase. If no contacts have been made, state so explicitly;

    b. Disclose how the company determined the size of the share repurchase, the impact that it has on the approval of your deal and the Form S-1 structure – including the degree to which it permits the approval of a deal that would not have been approved under the Form S-1;

    c. Provide enhanced disclosure of the repurchase mechanics and features, including, but not limited to, when repurchase offers will commence and end, whether the sellers must be record holders, whether the sellers must vote in favor of the transaction, when payment will be made to the seller, whether any other form of consideration in excess of the trust conversion price may be offered by any party listed in a. above, and when ownership of the shares will transfer;

    d. Clarify the procedures that the company will follow, and factors it will consider, in entering into these arrangements;

    e. Clarify whether the trust will serve as collateral for the loan;

    f. Clarify the various impacts that these repurchases will have on your existing disclosures, such as pro-forma and dilution-related disclosures; and,

    g. Clarify, if true, that rule 10b-18 will not be available for these repurchases.

2.   With a view to disclosure, please provide us with your analysis as to the applicability of Regulation M and the tender offer rules, including, if applicable, an analysis of the Wellman factors as they relate to the repurchase.

3.   Given the potential size of your repurchase, and the impact that it may have on your existing disclosures, including your capital structure, leverage, dilution and ownership, please clarify what information, if any, you will provide to investors concerning these repurchases following the effectiveness of your registration statement, but prior to the shareholder vote.

Selected Historical Financial Information of Shine Media

Shine Media Historical Financial Information, page 25

4.   Please revise to disclose diluted income per share for the year ended December 31, 2007.

Summary Pro Forma Financial Information, page 26

5.   Your disclosure that the pro forma combined financial information does not take into account the potential repurchase of up to 5.1 million shares of your common stock does not appear to be consistent with the presentation of the pro forma balance sheet data per page 27. Please clarify or advise.

Comparative Per Share Data, page 29

6.   It appears from your disclosure in footnote six that the pro forma combined earnings per share data was prepared assuming a full year of operations for JSZF. This appears to be inconsistent with the actual transaction in which the purchase of JSZF was not completed until June 27, 2007. Please revise.

Consideration of the Securities Purchase Transaction, page 50

7.   We do not understand your response to our prior comment seven and request additional clarification. Your existing disclosure addresses the target's enterprise value as implied by the prior Series C Preferred financing. The manner in which you calculated the enterprise value appears to assume that the Series C had the same rights as the target's common shares. Please revise your disclosure to indicate that your presentation of the implied enterprise value did not make any adjustment for the superior rights associated with the Series C.

Board Consideration and Approval of Transaction, page 60

8.   We note your revised text on page 60 responsive to prior comment one from our letter dated November 6, 2008. Please revise this disclosure to clarify whether the board determined that the consideration being paid is fair and in the best interest of the company. (emphasis added) In this respect your use of "was" is unclear. Also, please clarify, in this section, the dates on which the board initially approved, and reapproved, the transaction.

Shine Media's Reasons for the Stock Purchase and Recommendation of the Shine Media
Board, page 60

9.   We note your revised disclosure responsive to our prior comment ten. Please
        elaborate on your discussion, here and in a risk factor, to address the fact that your
        opinion assumes certain benefits associated with the transaction and that this is
        not as common as other methods of valuating firms. Further, clarify why this
        method is less common in the fairness opinion context. Finally, we note your
        reference to the fact that you have excluded any operating benefits associated with
        the trust on a going forward basis. Please revise to explicitly state whether the
        growth rates used in your projections, and/or the company's cost of capital were
        impacted by the inclusion of these funds.

10.   We note your discussion on page 69 that the parties have agreed to pay a one-time
        cash dividend payable after the transaction but only to public shareholders who
        retain their shares post transaction. Please revise to discuss this dividend in the
        front of your document. This discussion should include, but is not limited to, the
        dividend record date, whether the dividend may be suspended by the board,
        whether the dividend will require the approval of the transaction, whether the
        dividend will require financing – and if so, the source, and how the dividend will
        impact the company's financial position and plans. If the dividend has not been
        declared, please state so explicitly and include risk factor and other appropriate
        disclosure indicating the potential for a future board to decide not to declare the
        dividend.

11.   On page 69 you indicate that the board reconsidered certain financial data on
        October 7, 2008. Please revise to indicate the date(s) of this data including the
        date(s) of the most recent operational data reviewed by the board.

12.   We note your response to our prior comment 14, but believe that it is still
        applicable. Please provide the basis for your belief that there has not been any
        significant impairment to the fundamentals of the business of China Greenscape.
        In this respect please indicate what actual business data the board has reviewed
        and the date of that data.

13.   Please file the dividend waiver agreements referred to on page 70.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

Assuming Minimum Approval, page 168

14.   We note your response to our prior comment 19 and the related revision to your filing. Please tell us how the reduction in the amount due to your underwriters upon the consummation of a business combination will affect the pro forma disbursement to dissenting stockholders and revise your pro forma financial statements accordingly.

15.   We note that pro forma entry eight relates to the dividend that will be paid to the holders of initial public offering shares of your common stock upon consummation of the merger with China Greenscape. Please tell us whether this pro forma adjustment is supported by an executed agreement (i.e. factually supportable). If the dividend is based on actions that management intends to take once the merger is complete, it would appear that this pro forma adjustment would not meet the criteria per Article 11 of Regulation S-X. The Staff will not object to a footnote to your pro forma financial statements discussing this adjustment with related disclosure indicating that it is not included in your pro forma financial statements.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Assuming Minimum Approval, page 173

16.   Please revise to disclose basic and diluted pro forma income per share.

China Greenscape Co. Ltd. Consolidated Financial Statements

General

17.   Please provide a current consent from each independent accountant with any amendments.

Annexes

Amendment No 2 to Stock Purchase Agreement and Amendment No 1 to Joinder Agreement

18.   Please reconcile Section 3.1(ii) which permits borrowing of up to $35 million with your existing Form S-4 disclosure which appears to limit the borrowing to $30 million.

Shine Media Acquisition Corp.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 9A – Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 41

19.   We note that you have concluded that your internal control over financial reporting was effective at December 31, 2007. This appears to be inconsistent with the proposed disclosure provided in response to comment 74 in your correspondence dated October 23, 2008. Please revise.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2008

Item 4 – Controls and Procedures, page 21

20.   We note that in your amended Form 10-Q your management has concluded that disclosure controls and procedures were effective. Considering the restatement of your December 31, 2007 financial statements, please tell us the factors considered to support management's conclusion regarding the effectiveness of your disclosure controls and procedures at March 31, 2008 or amend your Form 10-Q accordingly.

Form 10-Q/A for Fiscal Quarter Ended June 30, 2008

Item 4 – Controls and Procedures, page 22

21.   We note that in your amended Form 10-Q your management has concluded that disclosure controls and procedures were effective. Considering the restatement of your June 30, 2008 financial statements, please tell us the factors considered to support management's conclusion regarding the effectiveness of your disclosure controls and procedures at June 30, 2008 or amend your Form 10-Q accordingly.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Andrew D. Hudders, Esq.
        212-754-0330